Exhibit 99.1

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Fanhua Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

-- Net Income Attributable to Shareholders for the Fourth Quarter of 2022 up 545.0% YoY --

GUANGZHOU, China, March 13, 2023, Eastern Daylight Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20221.

Financial Highlights for the Fourth Quarter of 2022:

(In thousands, except per ADS)	2021Q4 (RMB)	2022Q4 (RMB)		2022Q4 (US$)	Change %
Total net revenues	802,629	767,365		111,258	(4.4)
Operating income	82,336	84,893		12,309	3.1
Impairment on investment in an affiliate	(29,316)	—		—	N/A
Net income attributable to the Company’s shareholders	10,949	70,616		10,239	545.0
Non-GAAP net income attributable to the Company’s shareholders[2]	40,265	70,915		10,282	76.1
Diluted net income per ADS	0.20	1.31		0.19	555.0
Non-GAAP diluted net income per ADS[3]	0.75	1.32		0.19	76.0
Cash, cash equivalents, short- term investments and others (As of December, 31, 2021 and 2022)	1,435,306	1,488,632	[4]	215,831	3.7

Financial Highlights for Year 2022:

(In thousands, except per ADS)	2021 (RMB)	2022 (RMB)	2022 (US$)	Change %
Total net revenues	3,271,114	2,781,614	403,296	(15.0)
Operating income	301,905	168,675	24,455	(44.1)
Impairment on investment in an affiliate	(29,316)	(78,277)	(11,349)	167.0
Net income attributable to the Company’s shareholders	250,989	100,272	14,538	(60.0)
Non-GAAP net income attributable to the Company’s shareholders[2]	280,305	179,010	25,954	(36.1)
Diluted net income per ADS	4.67	1.87	0.27	(60.0)
Non-GAAP diluted net income per ADS[3]	5.22	3.33	0.48	(36.2)

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate as of December 30, 2022 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate and share-based compensation expenses.
[3]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.
[4]	The amount includes short term loans to third parties of RMB183.4 million as recorded in other receivables and an advance payment of RMB390.0 million for the purchase of short-term investment products as recorded in other current assets

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Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of fourth quarter and fiscal year of 2022, “China’s insurance market is undergoing profound transformation. We believe life insurance sales intermediaries will become increasingly more professional, personalized and fragmented, while the service providers of supporting platforms will become more concentrated.

“To fully capitalize on the growth opportunities amid industry transformation, Fanhua has been steadfastly implementing the “Professionalization, Career-based, Digitalization and Open-Platform” strategy, aiming to transform the company from a sole insurance distributor to a technology-driven digital platform that empowers the industry.

“As we focused on executing the new strategy in 2022, we continued to see fruitful results with steady growth across various operating metrics. During the fourth quarter of 2022, despite challenges from surge of COVID-19 cases in December 2022, we delivered approximately RMB3.6 billion in total gross written premiums (“GWP”), up 11.7% year-over-year, of which first year premiums (“FYP”) grew by 19.6% year-over-year. We had operating income of RMB84.9 million, far ahead of our previous expectations, while non-GAAP net income attributable to the Company’s shareholders grew by 76.1% year-over-year to RMB70.9 million. For 2022, total GWP facilitated by Fanhua grew by 10.3% year over year to RMB12.8 billion, of which the FYP reached RMB2.9 billion, up 3.5% year over year. Excluding the business in January of 2021 and 2022 when a regulatory change had created a high base in January 2022, our FYP in the last 11 months of 2022 grew by approximately 20.1% year over year. Operating income for 2022 reached RMB168.7 million.

“As we accelerate our strategic transformation in 2023, we aim to gain more market share by focusing on the following initiatives: (i) enhancing efforts on the professionalization and career-based development of our sales force; (ii) increasing investment in enhancing digital operation capabilities; and (iii) speeding up strategic acquisitions. Our target is to achieve no less than 50% year-over-year growth in both life insurance FYP and operating income in 2023.”

Share Repurchase Program

On December 20, 2022, the Company’s board of directors announced a share repurchase program which authorized the Company to repurchase up to US$20 million of its American depositary shares (“ADS”). As of December 31, 2022, the Company had repurchased an aggregate of 72,465 ADS, at an average price of approximately US$7.85 per ADS for a total amount of approximately US$0.6 million. The repurchased shares are intended to be used to fund strategic acquisitions.

Financial Results for the Fourth Quarter of 2022

Total net revenues were RMB767.4 million (US$111.3 million) for the fourth quarter of 2022, representing a decrease of 4.4% from RMB802.6 million for the corresponding period in 2021.

●	Net revenues for agency business were RMB662.8 million (US$96.1 million) for 2022, representing a decrease of 1.4% from RMB672.3 million for the corresponding period in 2021. Total GWP increased by 11.7% year-over-year to RMB3,572.5 million, of which FYP grew by 19.6% year-over-year to RMB1,026.1 million while renewal premiums increased by 8.9% year-over-year to RMB2,546.4 million.

♦	Net revenues for the life insurance business were RMB627.5 million (US$91.0 million) for the fourth quarter of 2022, representing a decrease of 2.3% from RMB642.5 million for the corresponding period in 2021. Total life insurance GWP increased by 11.4% year-over-year to RMB3,465.3 million, of which FYP increased by 19.1% year-over-year to RMB918.9 million and renewal premiums increased by 8.9% year-over-year to RMB2,546.4 million. The decrease in net revenues for the life insurance business was mainly due to the decrease in renewal commission income as a result of the decreased weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to changes in the product mix. For long-term life insurance policies that we sell, renewal commissions are paid throughout the policy payment period but the renewal commission rates are higher in the first few years after the sales of the insurance policies and recede in subsequent periods.

Net revenues generated from our life insurance business accounted for 81.8% of our total net revenues in the fourth quarter of 2022, as compared to 80.1% in the same period of 2021.

♦	Net revenues for the P&C insurance business were RMB35.3 million (US$5.1 million) for the fourth quarter of 2022, representing an increase of 18.5% from RMB29.8 million for the corresponding period in 2021. The increase was mainly due to the contribution from a newly acquired brokerage firm. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 4.6% of our total net revenues in the fourth quarter of 2022, as compared to 3.7% in the same period of 2021..

●	Net revenues for the claims adjusting business were RMB104.6 million (US$15.2 million) for the fourth quarter of 2022, representing a decrease of 19.8% from RMB130.4 million for the corresponding period in 2021. The decrease was due to the disruption to our claims adjusting business as a result of the lockdowns in response to the COVID-19 outbreaks in multiple areas in China and contraction of our medical-insurance related claims adjusting business. Net revenues generated from the claims adjusting business accounted for 13.6% of our total net revenues in the fourth quarter of 2022, as compared to 16.2% in the same period of 2021.

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Total operating costs and expenses were RMB682.5 million (US$99.0 million) for the fourth quarter of 2022, representing a decrease of 5.2% from RMB720.3 million for the corresponding period in 2021.

●	Commission costs were RMB494.4 million (US$71.7million) for the fourth quarter of 2022, representing a decrease of 2.1% from RMB504.9 million for the corresponding period in 2021.

●	Commission costs for agency business were RMB428.7 million (US$62.2 million) for the fourth quarter of 2022, representing a decrease of 0.5% from RMB430.7 million for the corresponding period in 2021.

♦	Costs of the life insurance business were RMB406.2 million (US$58.9 million) for the fourth quarter of 2022, representing a decrease of 1.2% from RMB411.1 million for the corresponding period in 2021. The decrease was in line with the decrease in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 82.2% of our total commission costs in the fourth quarter of 2022, as compared to 81.4% in the same period of 2021.

♦	Costs of the P&C insurance business were RMB22.5 million (US$3.3 million) for the fourth quarter of 2022, representing an increase of 14.8% from RMB19.6 million for the corresponding period in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 4.5% of our total commission costs in the fourth quarter of 2022, as compared to 3.9% in the same period of 2021.

●	Costs of claims adjusting business were RMB65.7 million (US$9.5 million) for the fourth quarter of 2022, representing a decrease of 11.5% from RMB74.2 million for the corresponding period in 2021. Costs incurred by the claims adjusting business accounted for 13.3% of our total commission costs in the fourth quarter of 2022, as compared to 14.7% in the same period of 2021.

●	Selling expenses were RMB61.8 million (US$9.0 million) for the fourth quarter of 2022, representing a decrease of 19.8% from RMB77.1 million for the corresponding period in 2021. The decrease was due to cost savings from personnel optimization and decreased sales events and rental costs of our sales outlets.

●	General and administrative expenses were RMB126.3 million (US$18.3 million) for the fourth quarter of 2022, representing a decrease of 8.7% from RMB138.3 million for the corresponding period in 2021. The decrease was mainly due to decreased Yuntong branches in the fourth quarter of 2022.

As a result of the foregoing factors, we recorded operating income of RMB84.9 million (US$12.3million) for the fourth quarter of 2022, representing an increase of 3.1% from RMB82.3 million for the corresponding period in 2021.

Operating margin was 11.1% for the fourth quarter of 2022, compared to 10.3% for the corresponding period in 2021.

Investment income was RMB8.8 million (US$1.3 million) for the fourth quarter of 2022, representing an increase of 17.3% from RMB7.5 million for the corresponding period in 2021. The investment income in the fourth quarter of 2022 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB18.5 million (US$2.7 million) for the fourth quarter of 2022, representing a decrease of 43.4% from RMB32.7 million for the corresponding period in 2021. The effective tax rate for the fourth quarter of 2022 was 21.8% compared with 32.5% for the corresponding period in 2021.

Net income was RMB65.5 million (US$9.5 million) for the fourth quarter of 2022, representing an increase of 254.1% from RMB18.5 million for the corresponding period in 2021.

Net income attributable to the Company’s shareholders was RMB70.6 million (US$10.2 million) for the fourth quarter of 2022, representing an increase of 545.0% from RMB10.9 million for the corresponding period in 2021.

Non-GAAP net income attributable to the Company’s shareholders2, which excluded impairment on investment in CNFinance Holdings Limited (NYSE:CNF), or CNFinance, and share-based compensation expenses, was RMB70.9 million (US$10.3 million) for the fourth quarter of 2022, representing an increase of 76.1% from RMB40.3 million for the corresponding period in 2021.

Net margin was 9.2% for the fourth quarter of 2022 as compared to 1.4% for the corresponding period in 2021.

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Non-GAAP net margin5 was 9.2% for the fourth quarter of 2022 as compared to 5.0% for the corresponding period in 2021.

Basic and diluted net income per ADS were RMB1.31 (US$0.19) and RMB1.31 (US$0.19) for the fourth quarter of 2022, respectively, representing increases of 555.0% and 555.0% from RMB0.20 and RMB0.20 for the corresponding period in 2021, respectively.

Non-GAAP basic6 and diluted net income per ADS3 were RMB1.32 (US$0.19) and RMB1.32 (US$0.19) for the fourth quarter of 2022, respectively, representing increases of 76.0% and 76.0% from RMB0.75 and RMB0.75 for the corresponding period in 2021, respectively.

Financial Results for Year 2022

Total net revenues were RMB2,781.6 million (US$403.3 million) for 2022, representing a decrease of 15.0% from RMB3,271.1 million in 2021.

●	Net revenues for agency business were RMB2,376.8 million (US$344.6 million) for 2022, representing a decrease of 15.5% from RMB2,811.9 million in 2021. Total GWP increased by 10.3% year-over-year to RMB12,778.5 million, of which FYP increased by 3.5% year-over-year to RMB2,926.4 million while renewal premiums increased by 12.6% year-over-year to RMB9,852.1 million.

♦	Net revenues for the life insurance business were RMB2,237.3 million (US$324.4 million) for 2022, representing a decrease of 16.5% from RMB2,679.7 million in 2021. The decrease was mainly due to (i) high base in the first quarter of 2021 as a result of the strong sales of critical illness products prior to the transition to the new critical illness definition framework and (ii) the decrease in the weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to the change in the product mix. In 2022, total life insurance GWP increased by 10.2% year-over-year to RMB12,409.0 million, of which FYP increased by 2.0% year-over-year to RMB2,556.9 million and renewal premiums increased by 12.6% year-over-year to RMB9,852.1 million.

Net revenues generated from our life insurance business accounted for 80.4% of our total net revenues in 2022, as compared to 81.9% in 2021.

♦	Net revenues for the P&C insurance business were RMB139.5 million (US$20.2 million) for 2022, representing an increase of 5.5% from RMB132.2 million in 2021. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 5.0% of our total net revenues in 2022, as compared to 4.1% in 2021.

●	Net revenues for the claims adjusting business were RMB404.8 million (US$58.7 million) for 2022, representing a decrease of 11.8% from RMB459.2 million in 2021. The decrease was due to the disruption to our claims adjusting business as a result of the lockdowns in response to the COVID-19 outbreaks in multiple areas in China and contraction of our medical-insurance related claims adjusting business. Net revenues generated from the claims adjusting business accounted for 14.6% of our total net revenues in 2022, as compared to 14.0% in 2021.

Total operating costs and expenses were RMB2,612.9 million (US$378.8 million) for 2022, representing a decrease of 12.0% from RMB2,969.2 million in 2021.

●	Commission costs were RMB1,795.6 million (US$260.3 million) for 2022, representing a decrease of 15.1% from RMB2,115.2 million in 2021.

●	Commission costs for agency business were RMB1,527.6 million (US$221.5 million) for 2022, representing a decrease of 16.8% from RMB1,835.8 million in 2021.

♦	Costs of the life insurance business were RMB1,436.6 million (US$208.3 million) for 2022, representing a decrease of 17.6% from RMB1,742.6 million in 2021. The decrease was in line with the decrease in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 80.0% of our total commission costs in 2022, as compared to 82.4% in 2021.

♦	Costs of the P&C insurance business were RMB91.0 million (US$13.2 million) for 2022, representing a decrease of 2.4% from RMB93.2 million in 2021. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 5.1% of our total commission costs in 2022, as compared to 4.4% in 2021.

●	Costs of claims adjusting business were RMB268.0 million (US$38.9 million) for 2022, representing a decrease of 4.0% from RMB279.3 million in 2021. Costs incurred by the claims adjusting business accounted for 14.9% of our total commission costs in 2022, as compared to 13.2% in 2021.

●	Selling expenses were RMB272.7 million (US$39.5 million) for 2022, representing a decrease of 11.0% from RMB306.5 million in 2021. The decrease was due to decreased sales events and rental costs of our sales outlets, partially offset by increased headcount in our Yuntong branches.

●	General and administrative expenses were RMB544.6 million (US$79.0 million) for 2022, representing a decrease of 0.5% from RMB547.6 million in 2021. The decrease was mainly due to cost savings from office expenses, partially offset by increased headcount in our IT center.

[5]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenues
[6]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.

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As a result of the foregoing factors, we recorded operating income of RMB168.7 million (US$24.5 million) for 2022, representing a decrease of 44.1% from RMB301.9 million in 2021.

Operating margin was 6.1% for 2022, compared to 9.2% in 2021.

Investment income was RMB17.8 million (US$2.6 million) for 2022, as compared to investment income of RMB32.9 million in 2021. The investment income in 2022 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB41.0 million (US$5.9 million) for 2022, representing a decrease of 54.7% from RMB90.6 million in 2021. The effective tax rate for 2022 was 20.9% compared with 24.4% in 2021.

Net income was RMB85.7 million (US$12.4 million) for 2022, representing a decrease of 67.0% from RMB259.9 million in 2021.

Net income attributable to the Company’s shareholders was RMB100.3 million (US$14.5 million) for 2022, representing a decrease of 60.0% from RMB251.0 million in 2021.

Non-GAAP net income attributable to the Company’s shareholders2, which excluded impairment on investment in CNFinance and share-based compensation expenses, was RMB179.0 million (US$26.0 million) for 2022, representing a decrease of 36.1% from RMB280.3 million in 2021.

Net margin was 3.6% for 2022 as compared to 7.7% in 2021.

Non-GAAP net margin4 was 6.4% for 2022 as compared to 8.6% in 2021.

Basic and diluted net income per ADS were RMB1.87 (US$0.27) and RMB1.87 (US$0.27) for 2022, respectively, representing decreases of 60.0% and 60.0% from RMB4.67 and RMB4.67 in 2021, respectively.

Non-GAAP basic5 and diluted net income per ADS3 were RMB3.33 (US$0.48) and RMB3.33 (US$0.48) for 2022, respectively, representing decreases of 36.2% and 36.2% from RMB5.22 and RMB5.22 in 2021, respectively.

As of December 31, 2022, the Company had RMB1,488.6 million (US$215.8million) in cash, cash equivalents, short-term investments and others. The amount included short term loans to third parties of RMB183.4 million as recorded in other receivables and an advance payment of RMB390.0 million for the purchase of short-term investment products as recorded in other current assets.

Fanhua’s Insurance Sales and Service Distribution Network:

●	As of December 31, 2022, Fanhua had 141,088 registered sales agents[7] as compared with 284,053 as of December 31, 2021. Fanhua’s distribution network consisted of 675 sales outlets in 24 provinces and 99 services outlets in 31 provinces as of December 31, 2022, compared with 771 sales outlets in 23 provinces and 109 service outlets in 31 provinces as of December 31, 2021.

●	The number of performing agents[8] was 60,942 in 2022, compared to 111,602 in 2021. Insurance premiums facilitated per performing agent were RMB47,664 in 2022, representing a growth of 90.3% year-over-year from RMB25,049 in 2021.

[7]	Registered agents refer to agents who have completed practice registration with the CBIRC’s Insurance Intermediaries Regulatory Information System.
[8]	Performing agents in a given period refer to agents who sold at least one insurance policy during such period.

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The decrease in the number of performing agents was primarily due to (i) slow down of new recruits as a result of the impact of COVID-19 pandemic during the year and the Company’s shifted focus to serving high-end customers and high-performing agents and maintaining an elite-based agent pool, and (ii) the high base in the first quarter of 2021 on strong sales of critical illness products prior to the transition to the new critical illness definition framework.

●	The number of performing agents for selling life insurance products in 2022 was 26,344 in 2022, compared to 53,322 in 2021. Insurance premiums facilitated per performing agents for selling life insurance products were RMB97,057 in 2022, representing a growth of 106.4% year-over-year from RMB47,033 in 2021.

Recent Developments

●	As of December 31, 2022, eHuzhu, our online mutual aid platform which serves to provide alternative risk-protection programs to lower-income group at more affordable costs, have over 1.8 million paying members and assisted 11,046 families in raising approximately RMB1.2 billion to cover their medical costs and help them get through tough times.

●	On January 13th, 2023, Fanhua Insurance Sales & Service Group Co., Ltd., a subsidiary wholly owned by Fanhua, was awarded “Piloting Insurance Intermediary of the Year” in the 3rd China Insurance White Elephant List published by Insurance Today, a well-known Chinese insurance trade media.

●	On January 9th, 2023, Fanhua Open Platform was listed among “Top 100 Insurance Technologies in China of 2022” by Molecular Laboratory, a leading research institution of China’s insurance technology.

Business Outlook

Fanhua expects its operating income to be no less than RMB30.0 million for the first quarter of 2023. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2022 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on March 13, 2023

or 9:00 a.m. Beijing/Hong Kong Time on March 14, 2023

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration:

https://register.vevent.com/register/BI1f6414ce731248b190436eb44d1b011d

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website:

https://edge.media-server.com/mmc/p/8w878j8d

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About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase for their policy holders a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2022, our distribution and service network consisted of 675 sales outlets covering 24 provinces, autonomous regions and centrally-administered municipalities and 99 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate and share-based compensation expenses. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company’s shareholders as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude impairment on investment in an affiliate and share-based compensation expenses. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this press release.

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FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	564,624	567,525	82,283
Restricted cash	76,303	59,957	8,693
Short term investments	870,682	347,754	50,420
Accounts receivable, net	653,757	667,554	96,786
Other receivables	60,755	231,049	33,499
Other current assets	39,947	419,735	60,856
Total current assets	2,266,068	2,293,574	332,537

Non-current assets:
Restricted bank deposit – non-current	15,595	20,729	3,005
Contract assets, net - non-current	192,114	385,834	55,941
Property, plant, and equipment, net	46,800	98,459	14,275
Goodwill and intangible assets, net	109,869	109,997	15,948
Deferred tax assets	18,728	20,402	2,958
Investment in affiliates	335,808	4,035	585
Other non-current assets	31,459	11,400	1,653
Right of use assets	225,677	145,086	21,036
Total non-current assets	976,050	795,942	115,401
Total assets	3,242,118	3,089,516	447,938
Current liabilities:
Short-term loan	—	35,679	5,173
Accounts payable	377,558	436,784	63,328
Insurance premium payables	24,054	16,580	2,404
Other payables and accrued expenses	178,157	174,326	25,275
Accrued payroll	111,672	96,279	13,959
Income tax payable	130,222	130,024	18,852
Current operating lease liability	87,012	62,304	9,033
Total current liabilities	908,675	951,976	138,024

Non-current liabilities:
Accounts payable – non-current	97,869	192,917	27,970
Other tax liabilities	73,213	36,647	5,313
Deferred tax liabilities	73,716	102,455	14,855
Non-current operating lease liability	128,283	74,190	10,756
Total non-current liabilities	373,081	406,209	58,894
Total liabilities	1,281,756	1,358,185	196,918

Ordinary shares	8,089	8,091	1,173
Treasury stock	—	(10)	(1)
Additional Paid-in capital	—	461	67
Statutory reserves	557,221	559,520	81,123
Retained earnings	1,311,715	1,087,984	157,743
Accumulated other comprehensive loss	(39,140)	(32,643)	(4,733)
Total shareholders’ equity	1,837,885	1,623,403	235,372
Non-controlling interests	122,477	107,928	15,648
Total equity	1,960,362	1,731,331	251,020
Total liabilities and equity	3,242,118	3,089,516	447,938

IR-372

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	672,252	662,755	96,091	2,811,936	2,376,851	344,611
Life insurance business	642,456	627,479	90,976	2,679,720	2,237,312	324,380
P&C insurance business	29,796	35,276	5,115	132,216	139,539	20,231
Claims adjusting	130,377	104,610	15,167	459,178	404,763	58,685
Total net revenues	802,629	767,365	111,258	3,271,114	2,781,614	403,296
Operating costs and expenses:
Agency	(430,735)	(428,707)	(62,157)	(1,835,825)	(1,527,572)	(221,477)
Life insurance Business	(411,121)	(406,188)	(58,892)	(1,742,640)	(1,436,606)	(208,288)
P&C insurance Business	(19,614)	(22,519)	(3,265)	(93,185)	(90,966)	(13,189)
Claims adjusting	(74,160)	(65,702)	(9,526)	(279,342)	(268,031)	(38,861)
Total operating costs	(504,895)	(494,409)	(71,683)	(2,115,167)	(1,795,603)	(260,338)
Selling expenses	(77,111)	(61,754)	(8,953)	(306,463)	(272,706)	(39,539)
General and administrative expenses	(138,287)	(126,309)	(18,313)	(547,579)	(544,630)	(78,964)
Total operating costs and expenses	(720,293)	(682,472)	(98,949)	(2,969,209)	(2,612,939)	(378,841)
Income from operations	82,336	84,893	12,309	301,905	168,675	24,455
Other income, net:
Investment income	7,510	8,765	1,271	32,898	17,809	2,582
Interest income	1,461	3,899	565	2,971	13,674	1,983
Others, net	9,203	(12,743)	(1,848)	33,314	(3,823)	(554)
Income from operations before income taxes and share income of affiliates	100,510	84,814	12,297	371,088	196,335	28,466
Income tax expense	(32,668)	(18,465)	(2,677)	(90,574)	(41,016)	(5,947)
Share of income (loss) and impairment of affiliates, net	(49,386)	(841)	(122)	(20,573)	(69,596)	(10,090)
Net income	18,456	65,508	9,498	259,941	85,723	12,429
Less: net income attributable to non-controlling interests	7,507	(5,108)	(741)	8,952	(14,549)	(2,109)
Net income attributable to the Company’s shareholders	10,949	70,616	10,239	250,989	100,272	14,538

IR-372

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.01	0.07	0.01	0.23	0.09	0.01
Diluted	0.01	0.07	0.01	0.23	0.09	0.01
Net income per ADS:
Basic	0.20	1.31	0.19	4.67	1.87	0.27
Diluted	0.20	1.31	0.19	4.67	1.87	0.27
Shares used in calculating net income per share:
Basic	1,073,891,784	1,074,204,304	1,074,204,304	1,073,891,784	1,074,196,310	1,074,196,310
Diluted	1,074,291,118	1,075,017,689	1,075,017,689	1,074,291,194	1,074,457,821	1,074,457,821
Net income	18,456	65,508	9,498	259,941	85,723	12,429
Other comprehensive income, net of tax: Foreign currency translation adjustments	(1,148)	(1,018)	(148)	(9,116)	3,728	541
Share of other comprehensive (loss) gain of affiliates	(982)	—	—	(1,281)	4,688	680
Unrealized net gains on available-for-sale investments	4,477	(3,157)	(458)	6,252	(1,919)	(278)
Comprehensive income	20,803	61,333	8,892	255,796	92,220	13,372
Less: Comprehensive income attributable to the non-controlling interests	7,507	(5,108)	(741)	8,952	(14,549)	(2,109)
Comprehensive income attributable to the Company’s shareholders	13,296	66,441	9,633	246,844	106,769	15,481

IR-372

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	18,456	65,508	9,498	259,941	85,723	12,429
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(8)	(8,006)	(1,161)	(3,171)	(10,937)	(1,586)
Share of income of affiliates	49,386	841	122	20,573	69,596	10,090
Other non-cash adjustments	137,079	54,511	7,904	142,848	169,587	24,587
Changes in operating assets and liabilities	(136,796)	42,063	6,097	(293,993)	(176,217)	(25,548)
Net cash generated from operating activities	68,117	154,917	22,460	126,198	137,752	19,972
Cash flows from investing activities:
Purchase of short-term investments	(929,353)	(556,540)	(80,691)	(8,184,363)	(2,550,300)	(369,759)
Proceeds from disposal of short-term investments	847,702	751,694	108,985	8,646,532	3,239,556	469,691
Prepayment for acquisition of short-term investments	—	(200,000)	(28,997)	—	(540,000)	(78,293)
Cash lent to third parties	—	—	—	—	(205,800)	(29,838)
Repayment of loan receivables from a third party	6,830	4,500	652	6,830	24,500	3,552
Others	(8,568)	(1,271)	(183)	(18,600)	(95,518)	(13,848)
Net cash generated from (used in) investing activities	(83,389)	(1,617)	(234)	450,399	(127,562)	(18,495)
Cash flows from financing activities：
Dividends paid	(51,092)	—	—	(242,518)	(52,069)	(7,549)
Repurchase of ordinary shares from open market	—	(3,984)	(578)	—	(3,984)	(578)
Borrowing	—	35,679	5,173	—	35,679	5,173
Dividend distributed to non-controlling interest	—	—	—	(7,580)	—	—
Others	—	—	—	(10,200)	3	—
Net cash provided (used) in financing activities	(51,092)	31,695	4,595	(260,298)	(20,371)	(2,954)
Net increase (decrease) in cash, cash equivalents and restricted cash	(66,364)	184,995	26,821	316,299	(10,181)	(1,477)
Cash, cash equivalents and restricted cash at beginning of period	724,099	462,837	67,105	350,098	656,522	95,187
Effect of exchange rate changes on cash and cash equivalents	(1,213)	379	55	(9,875)	1,870	271
Cash, cash equivalents and restricted cash at end of period	656,522	648,211	93,981	656,522	648,211	93,981

IR-372

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

		For Three Months Ended December 31
		2021			2022
	GAAP	Impairment on investment in affiliates	Share-based compensation expenses	Non-GAAP	GAAP	Impairment on investment in affiliates	Share-based compensation expenses	Non-GAAP	Change %
Net revenues	802,629	—	—	802,629	767,365	—	—	767,365	(4.4)
General and administrative expense	(138,287)	—	—	(138,287)	(126,309)	—	(299)	(126,010)	(8.9)
Income from operations	82,336	—	—	82,336	84,893	—	(299)	85,192	3.5
Operating margin	10.3%			10.3%	11.1%			11.1%	7.8
Share of income (loss) and impairment of affiliates, net	(49,386)	(29,316)		(20,070)	(841)	—	—	(841)	（95.8)
Net income attributable to the Company’s shareholders	10,949	(29,316)	—	40,265	70,616		(299)	70,915	76.1
Net margin	1.4%			5.0%	9.2%			9.2%	84.0
Net income per share
Basic	0.01	—	—	0.04	0.07	—	—	0.07	75.0
Diluted	0.01	—	—	0.04	0.07	—	—	0.07	75.0
Net income per ADS：
Basic	0.20	—	—	0.75	1.31	—	—	1.32	76.0
Diluted	0.20	—	—	0.75	1.31	—	—	1.32	76.0
Shares used in calculating net income per share：
Basic	1,073,891,784	—	—	1,073,891,784	1,074,204,304	—	—	1,074,204,304	—
Diluted	1,074,291,118	—	—	1,074,291,118	1,075,017,689	—	—	1,075,017,689	—

IR-372

		For The Twelve Months Ended December 31
		2021			2022
	GAAP	Impairment on investment in affiliates	Share-based Compensation expenses	Non-GAAP	GAAP	Impairment on investment in affiliates	Share-based compensation expenses	Non-GAAP	Change%
Net revenues	3,271,114	—	—	3,271,114	2,781,614	—	—	2,781,614	(15.0)
General and administrative expenses	(547,579)	—	—	(547,579)	(544,630)	—	(461)	(544,169)	(0.6)
Income from operations	301,905	—	—	301,905	168,675	—	(461)	169,136	(44.0)
Operating margin	9.2%			9.2%	6.1%			6.1%	(33.7)
Share of income and impairment of affiliates, net	(20,573)	(29,316)	—	8,743	(69,596)	(78,277)	—	8,681	(0.7)
Net income attributable to the Company’s shareholders	250,989	(29,316)	—	280,305	100,272	(78,277)	(461)	179,010	(36.1)
Net margin	7.7%			8.6%	3.6%			6.4%	(25.6)
Net income per share
Basic	0.23	—	—	0.26	0.09		—	0.17	(34.6)
Diluted	0.23	—	—	0.26	0.09		—	0.17	(34.6)
Net income per ADS：
Basic	4.67	—	—	5.22	1.87		—	3.33	(36.2)
Diluted	4.67	—	—	5.22	1.87		—	3.33	(36.2)
Shares used in calculating net income per share：
Basic	1,073,891,784	—	—	1,073,891,784	1,074,196,310	—		1,074,196,310	—
Diluted	1,074,291,194	—	—	1,074,291,194	1,074,457,821	—		1,074,457,821	—

IR-372

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.